TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2	td.com

August 7, 2012

Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hayes:

Re:	The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2011
Filed December 1, 2011
Response filed July 20, 2012
File No. 1-14446

Thank you for your letter dated August 2, 2012 regarding the above referenced filing. As Xihao Hu, Senior Vice President and Chief Accountant of the Toronto Dominion Bank (“TD”) discussed with your office on Friday, August 3, 2012, we are currently working on a response to your letter, and we confirm our intention to submit our response by August 21, 2012. Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston

Colleen Johnston

Group Head Finance and Chief Financial Officer

cc:	Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Laura Crotty (United States Securities and Exchange Commission)
Norie Campbell (Executive Vice President and General Counsel)

Member of TD Bank Group